Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Era Anagnosti, Legal Branch Chief

Office of Financial Services

May 29, 2018

Re:	Deutsche Bank Aktiengesellschaft

Registration Statement on Form F-4

Filed May 2, 2018

File No. 333-224595

Ladies and Gentlemen:

We are responding on behalf of our client, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), to your letter, dated May 21, 2018 (the “Comment Letter”), providing comments on the Bank’s Registration Statement on Form F-4. In response to the Comment Letter, please note the following.

The Exchange Offers

Purpose of the Exchange Offers, page 56

1.	We note your disclosure that the purpose of the exchange offers “is to change the direct issuing entity under the Original Notes to Deutsche Bank AG New York Branch.” However, we note that Deutsche Bank AG New York Branch is not identified as a registrant or co-registrant of this offering. In addition, we note disclosure in your legal opinion attached as Exhibit 5.1 that the Exchange Notes will continue to represent an obligation of Deutsche Bank Aktiengesellschaft. In the absence of a noteholder’s exercising the early participation right, it is not clear how the Original Notes and the Exchange Notes would differ. Please provide us with a detailed legal analysis explaining how the substitution of the issuer with regard to Original Notes is being accomplished, given that the new issuer does not appear to exist as a separate legal identity nor is it identified as a registrant in this registration statement. Please ensure that your disclosure also addresses the following:

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Whether the Exchange Notes’ interest remains secured by the consolidated assets of Deutsche Bank Aktiengesellschaft, or if such interest is limited, for example, to the assets of the Deutsche Bank AG New York Branch or your U.S. subsidiaries; and

•	What U.S. tax benefits you expect to capture by “changing the direct issuing entity to the New York branch,” specifically identifying the immediate tax benefit(s) resulting from the exchange.

Deutsche Bank respectfully confirms to the Staff that while the Issuer of the Exchange Notes being offered in the Exchange Offers will remain Deutsche Bank AG, as stated in the legal opinion attached as Exhibit 5.1, it is engaging in the Exchange Offers in part to establish Deutsche Bank AG’s New York branch as the location within Deutsche Bank AG that is directly raising the funding represented by the Exchange Notes. The assets and capital of Deutsche Bank AG will be available to satisfy the obligations under the Exchange Notes, and from a corporate law perspective the Exchange Notes will be issued by the same issuer as was the case for the Original Notes.

Deutsche Bank conducts its business in the United States through several entities, including subsidiaries of Deutsche Bank AG, as well as through its New York branch. The New York branch of Deutsche Bank AG (the “Branch”) is not a separate legal person, but instead forms a part of Deutsche Bank AG, which is a German stock corporation (the “Group Parent”). For corporate law purposes as well as under German insolvency law, which would be the primary insolvency law governing the insolvency or bankruptcy of the Group Parent, the Branch forms a part of the Group Parent and would not be considered to have assets and liabilities that are separate from those of the Group Parent. In particular, the capital that would be liable for losses of the Branch would be the capital (own funds) of the Group Parent. Accordingly, it is accurate to state that the issuer of each of the Original Notes and the Exchange Notes is the Group Parent and that, as such, the exchanges will not constitute a substitution of the corporate issuer of the Original Notes.

However, under the law and regulation applicable to financial institutions in the United States, the Branch is to a certain extent regulated as a separate regulatory entity. Making the Branch the direct recipient of the funding represented by the Exchange Notes establishes the Exchange Notes as liabilities of the Branch for banking regulatory purposes, including certain local liquidity requirements and regulatory reporting on the liabilities of the New York branch. These liquidity requirements focus on the jurisdiction in which the Branch is located. Accordingly, under the liquidity requirements, the Branch must possess funding in its own account (as maintained for operational purposes, as described below) for that funding to be credited at full value in liquidity measurement as a long-term term liability. Provision of this local funding for liquidity purposes can either be effected directly (with the Branch as the direct recipient of the proceeds of liabilities to third parties) or indirectly (with the head office or another branch of the Group Parent directly receiving the proceeds of liabilities issued to third parties and then providing this funding cross-border to the Branch). Making the Branch the direct recipient of this funding simplifies the flow of funds through the Group.

In addition, regulatory reporting in the United States also distinguishes among branches and the head office of the Bank. The Branch files separate financial statements with the Federal Reserve Bank of New York (call reports) that indicate liabilities of the Group Parent that are booked at the Branch, such as the Exchange Notes, as liabilities of the Branch on those reports.

Under the regulatory regime applicable to the Branch, it is therefore advantageous for a portion of the third-party funding of the activities of the Branch to be provided directly to the Branch, and for this reason Deutsche Bank has determined to increase the proportion of the funding of the Branch for which the Branch, rather than the head office in Germany or another branch, is the direct recipient. As part of its funding plan, the Bank determines the extent to which it aligns its U.S. dollar assets and liabilities and the extent to which borrowing outside the United States and in other currencies is preferable, even if U.S. assets are ultimately financed with the proceeds.

In response to the Staff’s question on how the establishment of the Branch as the direct recipient of the funding represented by the Exchange Notes is being accomplished, Deutsche Bank advises the Staff that the Exchange Notes will be recorded on the books and records of the Group Parent maintained for financial institution regulatory purposes with the Branch indicated as the direct recipient of the funding, making them eligible to be included in the direct liabilities of the Branch for regulatory purposes. (For accounting purposes under International Financial Reporting Standards, the funding represented by the Exchange Notes will constitute external liabilities of the Group and will be booked in the same manner as Group external issuances for which the head office of the Group Parent or other branches of the Group Parent are the direct funding recipients. All of these reflect obligations of the Group Parent under IFRS regardless of branch location. The corporate law balance sheet of the Group Parent will not reflect any change in respect of the exchange.) The distinction for the Bank from an operational perspective is that the notional proceeds from the issuance of the Exchange Notes will be booked directly to an account/ledger specific to the New York Branch, whereas notional proceeds from funding received directly by the head office (or another branch) are booked to an account/ledger specific to the head office in Frankfurt (or such other branch).

The indentures pursuant to which the Original Notes were issued (the “Indentures”) do not explicitly provide for a re-designation by the Group Parent of the direct recipient of the funding as the Branch where the original direct recipient was the head office of the Group Parent or another branch. Because there is no corporate law difference between any branch and the head office, Deutsche Bank could take the view that no exchange (or other consent by the holders of Original Notes) is necessary. However, in the absence of directly applicable language in the Indentures, and as Deutsche Bank also plans to include in the terms and conditions of the Exchange Notes provisions that reflect the German banking regulation currently applicable to it and to senior debt it issues under the Eligible Liabilities Senior Indenture, it is also making the change in the direct recipient of the funding by means of the Exchange Offers.

In response to the Staff’s comment, Deutsche Bank will amend the disclosure in the Registration Statement to clarify that the Issuer of the Exchange Notes being offered in the Exchange Offers will remain Deutsche Bank AG, that Deutsche Bank AG is engaging in the Exchange Offers in part to establish the Branch as the location within Deutsche Bank AG that is directly raising the funding represented by the Exchange Notes, that the assets and capital of Deutsche Bank AG are available to satisfy the obligations under the Exchange Notes and that from a corporate law perspective the Exchange Notes will be issued by the same issuer as was the case for the Original Notes.

The Staff requests additional disclosure on the immediate tax benefit(s) resulting from the exchange. Deutsche Bank advises the Staff as follows: While the exchanges are not primarily motivated by the recent U.S. tax reform, the Base Erosion Anti Abuse Tax (the “BEAT”) provision in the new law generally favors direct third-party financing of the U.S. operations of foreign companies, because interest payments made on third-party funding are not subject to BEAT while related-party payments may be subject to BEAT. Moving the Branch to more direct third-party funding may have beneficial impacts for the Deutsche Bank group in reducing the potential taxable amount. While Deutsche Bank does not currently anticipate any long-term impact from the BEAT, it is conducting further analysis and awaiting the issuance of guidance from the U.S. Treasury Department and Internal Revenue Service, which could affect that conclusion. The Bank nevertheless sees some advantage in the Exchanges from a tax perspective should it ultimately determine that the BEAT will impact it in future periods. Especially in light of the uncertainty surrounding the impact on it of the BEAT, Deutsche Bank does not believe it is appropriate to speculate on the potential benefits in its disclosure, and instead believes that the material information to provide to investors at this point is that the Deutsche Bank group may derive tax benefits from the transaction, without making forward-looking statements as to the likelihood thereof or of the details.

Exhibit Index

2.	We note that counsel’s opinion (Exhibit 5.1) identifies the bank holding company as the issuer of the Exchange Notes and opines on the Exchange Notes being the valid and binding obligation of the bank holding company. In light of the fact that the new notes will be issued by Deutsche Bank AG New York Branch, please explain to us why the legal opinion as provided would be in compliance with Item 601(b)(5) of Regulation S-K (refer to Item 21(a) of Form F-4).

Deutsche Bank respectfully advises the Staff that the bank holding company is indeed the issuer of the Exchange Notes. As noted above, for accounting purposes under International Financial Reporting Standards, issuances via the Branch are booked in the same manner as issuances by the head office of the Group Parent and all other branches of the Group Parent, and all reflect obligations of the Group Parent under IFRS regardless of branch location. The corporate law balance sheet of the Group Parent will not reflect any change in respect of the exchange. Accordingly, Deutsche Bank respectfully advises the Staff that it believes that the legal opinion as provided is in compliance with Item 601(b)(5) of Regulation S-K.

If you have any questions or require any further information, please contact the undersigned at +49 69 97103 240.

Very truly yours,

Ward A. Greenberg

cc: James von Moltke

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